

ThermoShade Solutions Inc.

Annual Report Pursuant to Regulation Crowdfunding

Form C-AR

For the Fiscal Year Ended December 31, 2025

Principal Office Address: 11666 Montana Ave. Unit 101 Los Angeles, CA 90049

Telephone: (818) 489-0114

Website: getthermoshade.com

This annual report is filed pursuant to Regulation Crowdfunding and should be read together with the issuer's previously filed offering statement on Form C.



Issuer Information

- Legal name: ThermoShade Solutions Inc.

- Entity type: Corporation

- State of incorporation/organization: Delaware

- Date formed: 06/29/2023

- Principal office address: 11666 Montana Ave. Unit 101 Los Angeles, CA 90049

- Website address: getthermoshade.com

- Current number of employees: 4

Directors and Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Emily Dinino Jones	President, Treasurer, Secretary, Director *February 2024 – Present*	CEO and Founder *June 2023 – Present* Oversees general business and operations of the company. Sets vision and strategy. Oversees company financial performance.	ThermoShade, CEO and Founder *June 2023 – Present* *Los Angeles, CA*	ThermoShade, CEO and Founder *June 2023 – Present* --- Wedbush Ventures, Consultant *July 2023 – October 2023* --- Rocana Venture Partners, Investor *February 2021 – June 2023*
John Carl	Director *September 2024 – Present*	COO and Co-Founder *August 2024 – Present* Leads engineering and product development. Oversees day-to-day operations. Implements strategy and drives execution.	ThermoShade, COO and Co-Founder *August 2024 – Present* *Los Angeles, CA*	ThermoShade, COO and Co-Founder *August 2024 – Present* --- Magnetic Insight, Executive Vice President – Engineering *February 2020 – November 2023*



Principal Security Holders

As of December 31, 2025, a majority of the Company's outstanding voting equity securities was held by Emily Dinino Jones and John Carl. The beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power at 12/31/2025
Emily Dinino Jones	Common Stock	5,000,000	48.42%
John Carl	Common Stock	4,730,000	45.81%



Business Description and Company Update

Business Overview

ThermoShade Solutions Inc. is developing innovative passive cooling shade panels to address the growing challenges of extreme heat in outdoor spaces. The Company's panels are designed to create shaded environments up to 20°F cooler without relying on grid electricity or water, offering a sustainable solution for industries such as transit, agriculture, and outdoor commerce. Utilizing advanced phase change materials (PCM) and reflective coatings, ThermoShade's technology aims to provide consistent cooling while remaining modular and scalable for various applications.

Key Developments in 2025

During 2025, ThermoShade advanced pilot activity and product validation efforts in the dairy sector. The Company completed an installation at Cornell University's dairy farm and began construction at Fresno State University. These projects are intended to support field testing of ThermoShade's technology in agricultural settings and to further inform product development and commercialization efforts.

ThermoShade also continued to expand its network through accelerator, pilot, and industry-recognition programs. In 2025, the Company participated in Village Capital's *Thriving Communities: Climate Resilience US* program, was named to THRIVE's 2025 Global Impact Top 100, and was selected as one of 20 finalists in the Grow-NY food and agriculture business competition. ThermoShade and AirVitalize also presented a joint "Clean Air Cooling Zones" concept in the LA Resilient Rebuilding Cup hosted by LACI and received the Audience Favorite Award. In addition, ThermoShade was selected for the inaugural EnergyTech Nexus COPILOT cohort, which supports pilot deployment activity across the Gulf Coast.

The issuer previously disclosed a pending patent application that has since matured into an issued U.S. patent. The patent issued on September 30, 2025 as U.S. Patent No. 12,428,847 B2. On September 26, 2025, the issuer filed a continuation-in-part application, U.S. Application No. 19/341,680, published as U.S. Patent Application Publication No. 2026/0029164 A1.

The Company signed a grant agreement with CalCEF on March 17, 2025. The Company was selected by CalCEF to receive the CalSEED Prototype Award, which includes funding, technical consulting, and guidance to support the technical feasibility of its energy technology. As of December 31, 2025, total grant funding received from CalCEF under this agreement was $357,374.25.

Product Development

In addition to its panel-based offerings, ThermoShade developed ThermoShade Oasis, a solar-powered, modular, redeployable cooling shelter intended for temporary or flexible-use deployments. The Company continued development of both full-structure solutions and panel-only retrofit configurations during 2025, with a focus on applications where reducing heat exposure may improve user comfort and operational resilience.



Ownership and Capital Structure

In total, the Company closed $85,675 in Reg CF Crowd Notes. In 2025, the Company closed an additional $340,000 in SAFEs.

In April 2025, the issuer's previously disclosed warrant held by Los Angeles Cleantech Incubator was exercised for the purchase of 82,081 shares of common stock at an exercise price of $0.001 per share, for an aggregate purchase price of $82.08. Following such exercise, the warrant is no longer outstanding.

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms
Common Stock	15,000,000	10,326,234	1 vote per share	None

Security	Total Offering Size	Principal Amount Outstanding as of December 31, 2025	Voting Rights	Other Rights or Terms
Reg CF Crowd Note	$500,000 (offering completed)	$85,675	None prior to conversion	Post-money valuation cap of $4M
SAFE	$525,000 (remainder to be raised in 2026)	$340,000	None prior to conversion	$25,000 raised on post-money valuation cap of $4M $315,000 raised on post-money valuation cap of $5M, 20% discount



Exempt Offerings

Following the conclusion of the issuer's Regulation Crowdfunding offering in April 2025, the issuer conducted additional exempt offerings of SAFE (Simple Agreement for Future Equity) securities in 2025. On May 19, 2025, the issuer filed a Form D with the U.S. Securities and Exchange Commission reporting a Rule 506(b) offering of SAFE securities. The issuer also made a notice filing in New Mexico under Section 202(Y) of the New Mexico Uniform Securities Act through Form 202Y (Limited Offering).

In total, the issuer sold approximately $340,000 of SAFE securities during 2025. Of that amount, $25,000 was issued on a post-money valuation cap of $4,000,000, and $315,000 was issued on a post-money valuation cap of $5,000,000 with a 20% discount.

Use of Proceeds

Proceeds were used for working capital, product development, pilot deployments, intellectual property expenses, and general corporate purposes.



Related-Party Transactions

In 2025, James and Charlene Carl, the parents of John Carl, loaned $25,000 to ThermoShade. On December 31, 2025, this loan converted into a SAFE. The SAFE has the same terms as other SAFEs issued in the issuer's pre-seed financing, including a $5,000,000 post-money valuation cap and a 20% discount. As of December 31, 2025, no amount remained outstanding under the loan.





Unaudited Financial Statements

The unaudited financial statements for the fiscal year ended December 31, 2025 are attached hereto as Exhibit A and are incorporated by reference.



I, Emily Dinino Jones, certify under penalty of perjury that:

1. I have reviewed the financial statements included in this annual report.

2. The financial statements are true and complete in all material respects and fairly present the financial condition of the issuer as of the dates presented and the results of its operations for the periods presented.

By: *Emily Dinino Jones*

Name: Emily Dinino Jones

Title: Founder and Chief Executive Officer

Date: 04/30/2026



Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this annual report to be signed on its behalf by the duly authorized undersigned.

ThermoShade Solutions Inc.

By: *Emily Dinino Jones*

Name: Emily Dinino Jones

Title: Founder and Chief Executive Officer

Date: 04/30/2026



Exhibit A: Unaudited Financial Statements

Profit and Loss
ThermoShade
January-December, 2025
Unaudited

	Total
Income	
Cost of Goods Sold	
51000 Direct Costs	$6,110.00
Total for Cost of Goods Sold	**$6,110.00**
Gross Profit	**-$6,110.00**
Expenses	
60000 Business Insurance	$1,621.82
61600 Professional Fees	$148,501.87
61700 Research & Development	256,738.89
61900 Taxes Paid	1,275.00
62000 Payroll Expenses	$146,467.00
62200 Workman's Comp Insurance	133.34
64400 Trailer Storage Rent	1,791.00
70200 Dues & Subscriptions	78.25
70700 Office Supplies	1,039.37
70800 Payroll Processing Fees	427.00
70900 Software & SaaS	7,229.52
71000 Supplies & Materials	7,872.83
71200 Vehicle Maintenace	7.15
71400 Compliance	32.99
72000 Conferences and Seminars	753.67
72100 Networking Events	111.76
72400 Travel	$19,281.91
74100 Printed Materials	223.81
74200 Postage & Shipping	232.66
74500 Sales & Marketing Expense	13,350.00
Total for Expenses	**$607,169.84**
Net Operating Income	**-$613,279.84**
Other Income	
80000 Other Income	4,150.00
81000 CalSEED Contract	428,472.42
86000 Interest Income	241.74
Total for Other Income	**$432,864.16**
Net Other Income	**$432,864.16**
Net Income	**-$180,415.68**

Balance Sheet
ThermoShade
As of Dec 31, 2025
Unaudited

	Total
Assets	
Current Assets	
Bank Accounts	$112,213.02
Accounts Receivable	$71,098.17
Total for Current Assets	**$183,311.19**
Fixed Assets	
15200 Computer Equipment	$4,392.84
15400 Trailer	$5,824.77
15500 Intangible Assets	$45,935.12
Total for Fixed Assets	**$56,152.73**
Total for Assets	**$239,463.92**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	$1,534.23
Credit Cards	$2,909.20
Other Current Liabilities	$3,243.50
Total for Current Liabilities	**$7,686.93**
Long-term Liabilities	$0.00
Total for Liabilities	**$7,686.93**
Equity	
34000 Emily - Contributions	14,332.00
37000 Convertible Instruments	398,847.33
38000 Retained Earnings	-986.66
Net Income	-180,415.68
Total for Equity	**$231,776.99**
Total for Liabilities and Equity	**$239,463.92**

Statement of Cash Flows
ThermoShade
January-December, 2025
Unaudited

Full name	Total
OPERATING ACTIVITIES	
Net Income	-180,415.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12000 Accounts Receivable	-63,598.17
15550 Intangible Assets:Intangibles - Accum Amort	9,727.00
21000 Accounts Payable	-39,067.24
22000 Brex Card	2,909.20
24210 Short-term Loan:Loan Payable - Carl	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$90,029.21**
Net cash provided by operating activities	**-$270,444.89**
INVESTING ACTIVITIES	
15500 Intangible Assets	-55,662.12
Net cash provided by investing activities	**-$55,662.12**
FINANCING ACTIVITIES	
35000 John - Contributions	-5,000.00
37000 Convertible Instruments	82.08
37100 Convertible Instruments:MicroVentures Crowd Note	78,795.25
37200 Convertible Instruments:SAFE Note	319,970.00
38000 Retained Earnings	26,931.00
Net cash provided by financing activities	**$420,778.33**
NET CASH INCREASE FOR PERIOD	**$94,671.32**
Cash at beginning of period	**$17,541.70**
CASH AT END OF PERIOD	**$112,213.02**

Statement of Changes in Stockholders' Equity
ThermoShade
January-December, 2025
Unaudited

	Founder Contributions	Convertible Instruments	Accumulated Deficit	Total Equity
Balance at December 31, 2024	19,332.00	0	-27,917.66	-8,585.66
Prior-period adjustment for patent-related intangible assets, net of accumulated amortization	0	0	26,931.00	26,931.00
Repayment of founder contribution	-5,000.00	0	0	-5,000.00
Issuance of convertible instruments	0	398,847.33	0	398,847.33
Net loss for 2025	0	0	-180,415.68	-180,415.68
Balance at December 31, 2025	**14,332.00**	**398,847.33**	**-181,402.34**	**231,776.99**



Notes to Unaudited Financial Statements

Note 1. Nature of Business

ThermoShade Solutions Inc. (the "Company") is a Delaware corporation formed on June 29, 2023. The Company develops passive cooling shade panels and related cooling shelter products designed to reduce heat stress in outdoor environments. The Company's principal operations during 2025 consisted primarily of product development, pilot deployments, intellectual property development, fundraising, and related business activities.

Note 2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the financial position, results of operations, and cash flows of the Company for the period presented. The financial statements as of and for the year ended December 31, 2025 are unaudited.

Note 3. Summary of Significant Accounting Policies

Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents. The Company considers cash held in bank deposit accounts to be cash and cash equivalents.

Accounts receivable. Accounts receivable consist primarily of amounts due under grant or contract arrangements and are carried at the invoiced amount. Management evaluates receivables for collectability and records an allowance for doubtful accounts when necessary. No allowance for doubtful accounts was recorded as of December 31, 2025.

Property and equipment. Property and equipment are stated at cost and depreciated over their estimated useful lives using a systematic method.

Intangible assets. Intangible assets consist primarily of capitalized patent-related costs. Intangible assets are stated at cost less accumulated amortization. Amortization is recognized over the estimated useful lives of the related assets. Amortization expense is classified in the statement of operations based on the nature of the related costs, including within cost of goods sold where applicable.

Grant funding. The Company recognizes grant or contract funding in accordance with the applicable accounting guidance based on the nature of the arrangement and when the related conditions for recognition have been satisfied. Amounts recognized during 2025 are presented in other income.

Note 4. Property and Equipment

Property and equipment consisted of the following at December 31, 2025:



- Computer equipment: $4,392.84

- Trailer: $5,824.77

Property and equipment is included in fixed assets on the balance sheet.

Note 5. Intangible Assets

Intangible assets totaled $45,935.12 as of December 31, 2025. During 2025, the Company recorded $55,662.12 of capitalized patent-related costs, consisting of $30,548.00 attributable to prior years and $25,114.12 attributable to 2025. Accumulated amortization totaled $9,727.00 as of December 31, 2025, including $3,617.00 attributable to prior years and $6,110.00 attributable to 2025. A portion of amortization expense for 2025 was classified in cost of goods sold.

Note 6. Convertible Instruments

As of December 31, 2025, the Company had outstanding convertible instruments totaling $398,847.33.

During 2025, the Company completed a Regulation Crowdfunding offering and issued Crowd Notes with an aggregate principal amount of $85,675. The carrying amount of the Crowd Notes reflected on the balance sheet as of December 31, 2025 was $78,795.25. The difference reflects offering-related costs and amounts associated with intermediary compensation and securities issued or issuable to the intermediary in connection with the offering, as disclosed in the Company's Form C.

During 2025, the Company also issued $340,000 of SAFE securities. Of that amount, $25,000 was issued with a post-money valuation cap of $4,000,000, and $315,000 was issued with a post-money valuation cap of $5,000,000 and a 20% discount.

These instruments do not have voting rights prior to conversion and may convert into equity securities upon the occurrence of specified financing or other triggering events in accordance with their terms.

Note 7. Related-Party Transaction

In 2025, James and Charlene Carl, the parents of John Carl, loaned $25,000 to the Company. On December 31, 2025, that loan converted into a SAFE with the same terms as other SAFEs issued in the Company's pre-seed financing, including a $5,000,000 post-money valuation cap and a 20% discount. As of December 31, 2025, no amount remained outstanding under the loan.

Note 8. Equity and Warrant Exercise

During April 2025, a previously disclosed warrant held by Los Angeles Cleantech Incubator was exercised for the purchase of 82,081 shares of the Company's common stock at an exercise price of $0.001 per share, for an aggregate purchase price of $82.08. Following such exercise, the warrant was no longer outstanding.

As of December 31, 2025, the Company had 10,326,234 shares of common stock issued and outstanding.



Note 9. Grant Funding

During 2025, the Company recognized $428,472.42 in grant and related income, including amounts associated with its CalSEED Prototype Award. As of December 31, 2025, amounts receivable under grant or contract arrangements included $71,098.17, which is presented as accounts receivable on the balance sheet.

Note 10. Commitments and Contingencies

The Company may be subject to commitments and contingencies arising in the ordinary course of business. As of December 31, 2025, management was not aware of any material loss contingencies required to be accrued or disclosed, other than those reflected in the financial statements.